082-03123

BOMBARDIER

FIRST QUARTERLY REPORT

Three-month period ended April 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

All amounts in this report are in U.S. dollars and tabular figures are in millions of U.S. dollars, unless otherwise indicated.

Forward-looking statements

This Management's Discussion and Analysis ("MD&A") includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this MD&A, please refer to the respective MD&A sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the MD&A section of the Corporation's annual report for fiscal year 2007.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed-term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rates and commodity pricing risk). For more details, see the Risks and uncertainties section in the MD&A section of the Corporation's annual report for fiscal year 2007. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this MD&A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

I OVERVIEW

Highlights of the quarter

- EBIT from continuing operations of $183 million, or 4.6% of revenues, compared to $78 million, or 2.2%, for the same period last fiscal year.
- Net income of $79 million ($0.04 per share), compared to $24 million ($0.01 per share) for the same period last fiscal year.
- Strong order backlog of $45.4 billion as at April 30, 2007, an increase of $4.7 billion compared to January 31, 2007.
- Free cash flow usage of $154 million, after payment of a discretionary pension fund contribution of $174 million, an improvement of $385 million compared to the same period last fiscal year.

Non-GAAP financial measures

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles ("GAAP") and on the following non-GAAP financial measures, from continuing operations:

EBITDA:	Earnings before financing income, financing expense, income taxes and depreciation and amortization
Free cash flow:	Cash flows from operating activities less net additions to property, plant and equipment

These non-GAAP measures are directly derived from the interim consolidated financial statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

A reconciliation to the most comparable GAAP measures, from continuing operations, is provided in the following sections:
- EBITDA to EBIT – see the Analysis of results table hereafter.
- Free cash flow to cash flows from operating activities – see the Cash flows table hereafter.

Management believes that a significant portion of the users of its MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice.

CONSOLIDATED FINANCIAL INFORMATION

Analysis of results

Consolidated results were as follows for the three-month periods ended April 30:

	2007	2006
Revenues	**$ 3,967**	$ 3,539
Cost of sales	**3,370**	3,050
Margin	**597**	489
Operating expenses[1]	**286**	266
Other expense (income)[2]	**(3)**	17
EBITDA from continuing operations	**314**	206
Amortization	**131**	128
EBIT from continuing operations	**183**	78
Financing income	**(51)**	(39)
Financing expense	**120**	88
EBT from continuing operations	**114**	29
Income taxes	**35**	8
Income from continuing operations	**79**	21
Income from discontinued operations, net of tax[3]	**-**	3
Net income	**$ 79**	$ 24
Basic and diluted earnings per share (in dollars)		
From continuing operations	**$ 0.04**	$ 0.01
Net income	**$ 0.04**	$ 0.01
(as a percentage of revenues, from continuing operations)		
Margin	**15.0%**	13.8%
EBITDA	**7.9%**	5.8%
EBIT	**4.6%**	2.2%
EBT	**2.9%**	0.8%
Free cash flow	**$ (154)**	$ (539)

[1] Comprised of selling, general and administrative and research and development expenses.
[2] Includes special items of $24 million for the three-month period ended April 30, 2006, severance and other involuntary termination costs, loss (income) from equity accounted investees and fair value adjustments related to certain financial instruments.
[3] Related to Bombardier Capital's operations.

Selected financial information was as follows as at:

	April 30, 2007	January 31, 2007
Order backlog (in billions of dollars)	**$ 45.4**	$ 40.7
Cash and cash equivalents	**$ 2,481**	$ 2,648

Analysis of results

Revenues – The $428-million increase mainly reflects:

- higher manufacturing revenues for business aircraft ($124 million) and regional aircraft ($74 million);
- higher revenues in Transportation ($121 million), mainly due to positive currency impacts;
- a favourable mix for pre-owned business aircraft ($32 million) and higher deliveries for pre-owned regional aircraft ($18 million); and
- higher service revenues in Aerospace ($42 million).

Margin percentage from continuing operations – The 1.2 percentage-point increase is due to:

- a higher margin in Transportation, mainly due to procurement initiatives and better contract execution as a result of the margin and quality enhancement program; and
- a higher margin in Aerospace, mainly due to improved selling prices and a favourable mix of business aircraft, increased deliveries and a favourable mix of regional aircraft, and improved margin on services activities, partially offset by higher production costs on certain wide-body business aircraft, mainly due to the introduction of the *Challenger 605* aircraft.

Operating expenses – The $20-million increase is mainly due to:

- higher selling, general and administrative ("SG&A") expenses, mainly due to higher selling expenses in business aircraft as a result of increased activities ($17 million) and negative currency impacts ($10 million).

Partially offset by:

- lower research and development ("R&D") costs in Aerospace as the pre-launch phase of the *CRJ1000* regional jet is now completed ($12 million).

Other expense (income) – Other income for the three-month period ended April 30, 2007 mainly relates to a net gain resulting from the reduction in previously recorded severance and other involuntary termination costs provision ($5 million) in Aerospace, partially offset by a loss from equity accounted investees ($5 million) in Transportation.

Other expense for the three-month period ended April 30, 2006 mainly related to charges related to the restructuring plan initiated in fiscal year 2005 ($24 million, disclosed as special items last fiscal year) and to an alignment of production capacity ($8 million) in Transportation, partially offset by a net gain resulting from the reduction in previously-recorded severance and other involuntary termination costs provision ($12 million) in Aerospace.

Financing income and Financing expense – Net financing expense amounted to $69 million, compared to $49 million for the same period last fiscal year. The $20-million increase is mainly due to a higher interest expense on long-term debt ($30 million), partially offset by interest income on invested collateral ($11 million).

Income taxes – For the three-month period ended April 30, 2007, the effective income tax rate was 30.7%, compared to the statutory income tax rate of 32.8%. The lower effective tax rate is mainly due to the net change in the recognition of tax benefits related to operating losses and temporary differences and to the lower effective income tax rates of foreign investees, partially offset by permanent differences.

For the three-month period ended April 30, 2006, the effective income tax rate was 27.6%, compared to the statutory income tax rate of 32.7%. The lower effective tax rate was mainly due to the lower effective income tax rates of foreign investees, partially offset by the non-recognition of income tax benefits related to the restructuring plan in Transportation.

Cash Flows

The following summarizes the cash flows as reported in the consolidated statements of cash flows for the three-month periods ended April 30:

	2007	2006
Income from continuing operations	**$ 79**	$ 21
Non-cash items	**145**	117
Net change in non-cash balances related to operations	**(358)**	(568)
Cash flows from operating activities	**(134)**	(430)
Net additions to property, plant and equipment	**(20)**	(109)
Free cash flow	**(154)**	(539)
Cash flows from investing activities (excluding net additions to property, plant and equipment)	**(42)**	(11)
Cash flows from financing activities	**(15)**	(328)
Effect of exchange rate changes on cash and cash equivalents	**44**	66
Cash flows from continuing operations	**(167)**	(812)
Cash flows from discontinued operations	**-**	44
Net decrease in cash and cash equivalents	**$ (167)**	$ (768)

Free cash flow
The $385-million improvement is mainly due to the increase in free cash flow of Aerospace ($334 million). In Transportation, free cash flow improved by $29 million, after payment of a discretionary pension fund contribution of $174 million.

Cash flows from investing activities (excluding net additions to property, plant and equipment)
The cash flows used for the three-month period ended April 30, 2007 mainly reflect an increase in investments in companies subject to significant influence ($34 million).

Cash flows from financing activities
The cash flows used for the three-month period ended April 30, 2006 mainly reflected the repayment of £175 million ($305 million) of debentures at maturity in February 2006.

Cash flows from discontinued operations
The cash flows for the three-month period ended April 30, 2006 mainly reflected cash flows from operating activities ($46 million).

As a result of the items discussed above, cash and cash equivalents amounted to $2.5 billion as at April 30, 2007, compared to $2.6 billion as at January 31, 2007.

Order backlog

The $4.7-billion increase is mainly due to:
- higher order intake compared to revenues recorded in Aerospace ($2.2 billion) and Transportation ($1.3 billion); and
- a net positive currency adjustment in Transportation ($1.2 billion), mainly arising from the strengthening of the euro and the pound sterling compared to the U.S. dollar as at April 30, 2007 compared to January 31, 2007.

II AEROSPACE

OVERVIEW

Highlights of the quarter

- EBIT of $112 million or 5.0% of revenues, compared to $55 million, or 2.8%, for the same period last fiscal year.
- 91 net orders and 28 deliveries for regional aircraft, compared to 19 and 24 respectively, for the same period last fiscal year.
- 83 net orders and 50 deliveries for business aircraft, compared to 33 and 53 respectively, for the same period last fiscal year.
- Order backlog of $15.4 billion, compared to $13.2 billion as at January 31, 2007.
- Free cash flow of $66 million, an improvement of $334 million compared to the same period last fiscal year.
- Strengthening of the U.S. airline industry, as evidenced by the emergence of Delta Air lines, inc. ("Delta") and the anticipated emergence of Northwest Airlines, Inc. ("Northwest") from bankruptcy protection in May 2007.

Analysis of results

Aerospace's results were as follows for the three-month periods ended April 30:

	2007	2006
Revenues		
Manufacturing		
Business aircraft	**$ 1,089**	$ 965
Regional aircraft	**538**	464
Other	**104**	83
Total manufacturing revenues	**1,731**	1,512
Services[(1)]	**344**	302
Other[(2)]	**185**	139
Total revenues	**2,260**	1,953
Cost of sales	**1,916**	1,675
Margin	**344**	278
Operating expenses[(3)]	**138**	135
Other expense (income)[(4)]	**(10)**	(15)
EBITDA	**216**	158
Amortization	**104**	103
EBIT	**$ 112**	$ 55
(as a percentage of total revenues)		
Margin	**15.2%**	14.2%
EBITDA	**9.6%**	8.1%
EBIT	**5.0%**	2.8%

(1) Includes revenues from parts logistics, aircraft fractional ownership and hourly flight entitlement programs' service activities, aircraft maintenance, commercial training and military aviation training.
(2) Includes mainly sales of pre-owned aircraft.
(3) Comprised of SG&A and R&D expenses.
(4) Includes severance and other involuntary termination costs and fair value adjustments related to certain financial instruments.

Aircraft deliveries

Total aircraft deliveries were as follows for the three-month periods ended April 30:

	2007	2006
Business aircraft (including those of the fractional ownership program[(1)])	**50**	53
Regional aircraft	**28**	24
	78	77

[(1)] An aircraft delivery is included in the above table when the equivalent of 100% of the *Flexjet* fractional shares of an aircraft model have been sold to external customers.

Manufacturing revenues – The $219-million increase is mainly due to:

- increased deliveries and a favourable mix of regional aircraft ($74 million);
- improved selling prices and a favourable mix of business aircraft ($73 million);
- increased deliveries and a favourable mix of wide-body interiors ($47 million); and
- additional fractional share revenues ($14 million).

Services revenues – The $42-million increase is mainly due to:

- higher volume and improved selling price of spare parts ($18 million);
- higher fractional ownership and hourly flight entitlement programs' service activities ($15 million); and
- higher revenues from aircraft maintenance and training services ($13 million).

Other revenues – The $46-million increase is mainly due to a favourable mix for pre-owned business aircraft ($32 million) and higher deliveries for pre-owned regional aircraft ($18 million).

Margin percentage – The 1.0 percentage-point increase is mainly due to:

- improved selling prices and a favourable mix of business aircraft;
- increased deliveries and a favourable mix of regional aircraft; and
- improved margin on services activities.

Partially offset by:

- higher production costs on certain wide-body business aircraft, mainly due to the introduction of the *Challenger 605* aircraft.

Operating expenses – The $3-million increase is mainly due to higher selling expenses as a result of increased activities ($17 million), partially offset by lower R&D costs as the pre-launch phase of the *CRJ1000* regional jet is now completed ($12 million).

Other expense (income) – Other income for the three-month period ended April 30, 2007 mainly relates to a net gain of $5 million resulting from the reduction in previously-recorded severance and other involuntary termination costs provision ($12 million for the same period last fiscal year).

Free cash flow

Aerospace's free cash flow was as follows for the three-month periods ended April 30:

	2007	2006
EBIT	**$ 112**	$ 55
Non-cash items:		
Amortization		
Program tooling	**73**	69
Other	**31**	34
Gain on disposals of property, plant and equipment	**(1)**	-
Stock-based compensation	**2**	2
Net change in non-cash balances related to operations	**(135)**	(326)
Net additions to property, plant and equipment	**(16)**	(102)
Free cash flow	**$ 66**	$ (268)

The $334-million improvement is due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($191 million) (see explanation below);
- lower net additions to property, plant and equipment ($86 million), as last fiscal year net additions included the purchase of tooling previously under an operating lease related to the *CRJ700* aircraft aircraft program; and
- higher cash flows from operations before net change in non-cash balances related to operations ($57 million), mainly as a result of higher profitability.

Net change in non-cash balances related to operations
For the three-month period ended April 30, 2007, the $135-million usage is mainly due to an increase in receivables and gross inventories, partially offset by an increase in advances in excess of related costs.

For the three-month period ended April 30, 2006, the $326-million usage was mainly due to an increase in gross inventories and aircraft financing.

Program information

The carrying amounts of excess-over-average production costs ("EOAPC"), included in Inventories, and program tooling costs, included in Property, plant and equipment, were as follows as at:

	April 30, 2007			January 31, 2007		
Program family	**EOAPC**	**Program tooling**	**Total**	EOAPC	Program tooling	Total
Business aircraft						
Learjet Series	**$ 147**	**$ 83**	**$ 230**	$ 163	$ 89	$ 252
Challenger 300	**113**	**368**	**481**	122	380	502
Challenger 604/ Challenger 605	**-**	**54**	**54**	-	56	56
Global Series	**201**	**254**	**455**	245	268	513
Regional aircraft						
CRJ Series	**-**	**389**	**389**	-	403	403
Q-Series	**-**	**78**	**78**	-	80	80
	$ 461	**$ 1,226**	**$ 1,687**	$ 530	$ 1,276	$ 1,806

The $69-million decrease in EOAPC is mainly due to all program families having reached the point where the actual unit cost is less than the average unit cost recognized in Cost of sales. For the three-month period ended April 30, 2007, this net decrease of $69 million represents a charge of 3.1% of total revenues. For the same period last fiscal year, this net increase of $8 million in the EOAPC balance reflected an increase of $50 million in connection with the purchase of tooling previously under an operating lease related to the *CRJ700* aircraft program, partially offset by a charge of $42 million, representing 2.2% of total revenues for the three-month period ended April 30, 2006.

The $50-million decrease in program tooling is mainly due to the benefit arising from leveraging prior investments in product platforms, resulting in a lower investment in programs under development or in their early phases of development. This decrease was partially offset by an increase in program tooling, mainly relating to the *CRJ1000* regional jet.

Order backlog

Aerospace's order backlog was as follows as at:

(in billions of dollars)	**April 30, 2007**	January 31, 2007
Aircraft programs	**$ 14.4**	$ 12.2
Military aviation training	**1.0**	1.0
	$ 15.4	$ 13.2

The 17% increase in the quarter reflects the strong order intake in regional and business aircraft. The decision to launch the *CRJ1000* regional jet in February 2007 has contributed to this increase. In addition, the order intake for turboprops and other regional jets has been higher than deliveries. In business aircraft, both narrow-body and wide-body aircraft order backlogs have increased.

Workforce and labour relations

Collective agreements
The Amicus, the Amalgamated Transport & General Workers Union and the General Machinists & Boilermakers collective agreements, covering approximately 4,600 employees in Belfast, expired on January 24, 2007. On April 5, 2007, a new three-year collective agreement was ratified, effective January 25, 2007.

BUSINESS AIRCRAFT

According to data from the General Aviation Manufacturers Association ("GAMA"), the first quarter of calendar year 2007 was strong in terms of deliveries and billings of business aircraft, indicating that the market for business aircraft remained strong. GAMA's latest report, dated April 27, 2007, confirms that the Corporation is the business aircraft industry leader in terms of revenues on a calendar year-to-date basis.

Aircraft deliveries

Business aircraft deliveries were as follows for the three-month periods ended April 30:

	2007[(1)]	2006[(1)]
Narrow-body business jets		
Learjet 40/40 XR/Learjet 45/45 XR	**12**	12
Learjet 60	**4**	5
Wide-body business jets		
Challenger 300	**12**	14
Challenger 604/Challenger 605	**8**	8
Bombardier Global 5000/Global Express XRS	**12**	9
Challenger 800 Series	**2**	5
	50	53

(1) An aircraft delivery is included in the above table when the equivalent of 100% of the *Flexjet* fractional shares of an aircraft model have been sold to external customers. This resulted in one aircraft delivery for each of the three-month periods ended April 30, 2007 and 2006.

The decrease in business aircraft deliveries mainly reflects lower deliveries of *Challenger 800* and *Challenger 300* aircraft, partially offset by increased deliveries of *Global* family aircraft.

Net orders

Aerospace received 83 net orders during the three-month period ended April 30, 2007, compared to 33 net orders during the same period last fiscal year. The order intake remains very strong and is consistent with the continued strength of the business aircraft market.

REGIONAL AIRCRAFT

In February 2007, Aerospace announced the launch of the *CRJ1000* regional jet, the next major step in the evolution of the *CRJ* Series aircraft family. Previously known as the *CRJ900X* project, the *CRJ1000* regional jet is designed specifically to meet the growing needs of regional airlines for jets up to 100 seats. It provides low operating costs and improvements in cabin comfort. The new *CRJ1000* regional jet, with the first flight scheduled for mid-fiscal year 2009, is scheduled to enter into service in the fourth quarter of fiscal year 2010. The *CRJ1000* aircraft program was launched with 38 firm orders, 15 of which are *CRJ900* aircraft order conversions. In addition, 23 conditional orders and options have also been received.

On May 3, 2007, Delta emerged from a 19-month period under bankruptcy protection. In addition, on May 18, 2007, Northwest announced that it had received final court approval of its reorganization plan, positioning the airline to exit bankruptcy on May 31, 2007 once all the plan's closing conditions have been met and the new equity rights offering funded. On March 6, 2007, the U.S. Bankruptcy Court for the Southern District of New York

entered an order granting the Corporation an allowed general unsecured claim in the amount of $34 million against Northwest. As part of Northwest's emergence from bankruptcy protection, the Corporation will receive a certain number of shares of new equity in the reorganized Northwest as a distribution on account of its claim. Based on the number of shares to be received, a gain in the range of $20 to $25 million is expected to be recorded in the second quarter of fiscal year 2008 in connection with this distribution.

Aircraft deliveries

Regional aircraft deliveries were as follows for the three-month periods ended April 30:

	2007	2006
Regional jets		
CRJ200	-	1
CRJ700	3	10
CRJ900	11	4
Turboprops		
Q200	1	-
Q300	4	3
Q400	9	6
	28	24

The 17% increase is mainly due to higher turboprop deliveries and also reflects a shift in demand toward larger regional jets.

Orders and backlog

Regional aircraft orders received by aircraft type were as follows for the three-month periods ended April 30:

	2007			2006
	Orders	Swaps[(1)]	Net orders	Net orders
Regional jets				
CRJ200	-	-	-	(8)
CRJ700	-	-	-	(12)
CRJ900	30	(15)	15	33
CRJ1000	23	15	38	-
Turboprops				
Q200	4	-	4	2
Q300	3	-	3	3
Q400	31	-	31	1
	91	-	91	19

(1) My Way Airlines has converted its remaining 15 orders of *CRJ900* regional jets to *CRJ1000* regional jets.

Aerospace received the following significant net orders during the three-month period ended April 30, 2007:

Customer	Aircraft	Number
Regional jets		
Delta Air Lines	*CRJ900*	30
Undisclosed customer	*CRJ1000*	15
Brit Air	*CRJ1000*	8
Turboprops		
Horizon Air	*Q400*	15
Pinnacle Airlines Corp.	*Q400*	15
Tassili Airlines	*Q200*	4
Air Philippines	*Q300*	3

The order backlog, as well as options and conditional orders for regional aircraft, consisted of the following as at April 30, 2007:

	Aircraft on firm order	Options and conditional orders
Regional jets		
CRJ200	-	197
CRJ700	2	101
CRJ900	75	172
CRJ1000	38	23
Turboprops		
Q200	7	-
Q300	14	11
Q400	79	117
	215	621

In addition, subsequent to the three-month period ended April 30, 2007, Aerospace announced that:

- Flybe signed a contract to acquire 15 additional *Q400* turboprops and took options on 15 additional aircraft.
- Deutsche Lufthansa AG signed a firm order for 15 *CRJ900* regional jets and purchased rights on 15 additional aircraft.
- Delta Air Lines signed an additional firm order for 14 *CRJ900* regional jets.

PARTS LOGISTICS

In the first quarter of fiscal year 2008, Aerospace announced the launch of the new Parts Express service for *Learjet*, *Challenger* and *Global* aircraft operators. This new service leverages on the flexibility of the *Flexjet* aircraft fleet for Aircraft on Ground ("AOG") parts deliveries within the United States.

Two new integrated Customer Response Centres in Montreal and Wichita were launched, providing Bombardier customers with a single point of contact to resolve AOG situations 24 hours a day, 7 days a week.

Bombardier Aircraft Services also implemented a new parts inventory program, earmarking more than $25 million towards stocking additional quantities of the top 25 high-demand parts. The program targets the entire Bombardier parts distribution network for current production of *Learjet*, *Challenger* and *Global* aircraft models.

III TRANSPORTATION

OVERVIEW

Highlights of the quarter

- EBIT of $71 million, or 4.2% of revenues, compared to $23 million, or 1.5%, for the same period last fiscal year.
- Order backlog of $30.0 billion as of April 30, 2007, an increase of $2.5 billion compared to January 31, 2007.
- $3.0 billion in new orders, due to the continued success in regional and commuter trains and locomotive segments (Europe) and to the first significant propulsion order in China (book-to-bill ratio[1] of 1.8).
- Free cash flow usage of $168 million, after payment of a discretionary pension fund contribution of $174 million, an improvement of $29 million compared to the same period last fiscal year.

[1] Ratio of new orders over revenues.

Analysis of results

The results of Transportation operations using functional currencies other than the U.S. dollar (mainly the euro, pound sterling and other Western European currencies) are translated into U.S. dollars using the average exchange rates for the relevant periods. Mainly due to the higher exchange rates of the euro and other European currencies compared to the U.S. dollar for the first quarter of fiscal year 2008 compared to the same period last fiscal year, revenues have been positively impacted ("positive currency impact") and expenses negatively impacted ("negative currency impact"). See the Foreign exchange rates section for the average exchange rates used to translate revenues and expenses.

Transportation's results were as follows for the three-month periods ended April 30:

	2007	2006
Revenues		
Rolling stock[1]	**$ 1,028**	$ 1,017
Services[2]	**374**	325
System and signalling[3] [4]	**305**	244
Total revenues	**1,707**	1,586
Cost of sales	**1,454**	1,375
Margin	**253**	211
Operating expenses[5]	**148**	131
Other expense (income)[6]	**7**	32
EBITDA	**98**	48
Amortization	**27**	25
EBIT	**$ 71**	$ 23
(as a percentage of total revenues)		
Margin	**14.8%**	13.3%
EBITDA	**5.7%**	3.0%
EBIT	**4.2%**	1.5%

[1] Comprised of mainline (including very high-speed, high-speed, intercity, regional and commuter trains, as well as locomotives), mass transit (including metro cars and light rail vehicles), propulsion and controls, and bogies revenues, presented in the caption Manufacturing revenues in the interim consolidated statements of income.
[2] Comprised of fleet management, spare parts and logistics management, vehicle refurbishment and overhaul, component refurbishment and overhaul, and technical support revenues.
[3] The revenues of system and signalling are presented in the caption Other revenues in the interim consolidated statements of income.
[4] Excluding the rolling stock portion of system orders manufactured by other divisions within Transportation.
[5] Comprised of SG&A and R&D expenses.
[6] Includes special items of $24 million for the three-month period ended April 30, 2006, severance and other involuntary termination costs, loss (income) from equity accounted investees and fair value adjustments related to certain financial instruments.

Revenues by geographic region

	2007		2006	
Europe	**$ 1,312**	**77%**	$ 1,083	68%
North America	**197**	**11%**	317	20%
Asia-Pacific	**167**	**10%**	142	9%
Other	**31**	**2%**	44	3%
	$ 1,707		$ 1,586	

Rolling stock revenues – The $11-million increase is mainly due to:

- higher mainline revenues, mainly in China, France and Romania, due to increased activities in those markets ($88 million);
- a positive currency impact ($70 million); and
- a higher level of activities in the light rail vehicles segment ($58 million).

Partially offset by:

- a lower level of activities in North America, mainly due to the phasing out of a major contract ($155 million);
- decreased revenues in the locomotive segment in Europe ($24 million); and
- a lower level of activities in Australia, due to the completion of two contracts ($13 million).

Services revenues – The $49-million increase is mainly due to:

- a positive currency impact ($32 million); and
- a higher level of activities of refurbishment contracts in the United Kingdom ($19 million).

System and signalling revenues – The $61-million increase is mainly due to:

- higher system revenues, mainly in South Korea and South Africa ($44 million); and
- a positive currency impact ($8 million).

Margin percentage – The 1.5 percentage-point increase is mainly due to procurement initiatives and better contract execution as a result of the margin and quality enhancement program.

Operating expenses – The $17-million increase is mainly due to:

- a negative currency impact ($10 million);
- higher marketing expenses, due to a higher level of activities in mainline (China) and services ($4 million); and
- higher R&D costs, mostly related to the *TALENT* 2 development ($3 million).

Other expense (income) – Other expense for the three-month period ended April 30, 2007 mainly relate to a loss from equity accounted investees ($5 million).

Other expense for the three-month period ended April 30, 2006 mainly related to charges related to the restructuring plan initiated in fiscal year 2005 ($24 million, disclosed as special items last fiscal year) and to an alignment of production capacity ($8 million).

Free cash flow

Transportation's free cash flow was as follows for the three-month periods ended April 30:

	2007	2006
EBIT	**$ 71**	$ 23
Non-cash items:		
Amortization	**27**	25
Gain on disposals of property, plant and equipment	**(1)**	-
Stock-based compensation	**2**	1
Net change in non-cash balances related to operations	**(263)**	(239)
Net additions to property, plant and equipment	**(4)**	(7)
Free cash flow	**$ (168)**	$ (197)

The $29-million improvement is mainly due to:

- higher cash flows from operations before net change in non-cash balances related to operations ($50 million), as a result of higher profitability.

Partially offset by:

- a negative period-over-period variation in net change in non-cash balances related to operations ($24 million) (see explanation below).

Net change in non-cash balances related to operations
For the three-month period ended April 30, 2007, the $263-million usage is mainly the result of a payment of a discretionary pension fund contribution ($174 million), a decrease in accounts payable and accrued liabilities and an increase in gross inventories and receivables, partially offset by an increase in advances and progress billings in excess of related costs.

For the three-month period ended April 30, 2006, the $239-million usage was mainly due to a decrease in accounts payable and accrued liabilities and in advances from customers deducted from inventories, partially offset by a decrease in gross inventories.

Orders and backlog

Transportation received the following major orders during the three-month period ended April 30, 2007:

Customer	Product/Service	Number of cars	Rolling stock
Trenitalia, Italy	Electric locomotives, type E464	150	$ 487
Dalian Locomotives and Rolling Stock Company Ltd., China	*MITRAC* propulsion and train control equipment, design and technical support for high-power electric freight locomotives	500	480[1]
Société Nationale des Chemins de fer Français (SNCF), France	High-capacity trains, type AGC	256	416
Swiss Federal Railways ("SBB"), Switzerland	Low-floor passenger coaches	140	178
SNCF, France	Electric multiple units, type TER 2N NG and power bogies	95[2]	156[3]

[1] Total contract value, including consortium partner, is $1.4 billion.
[2] Contract includes 150 power bogies in addition to the 95 cars.
[3] Total contract value, including consortium partner, is $646 million.

In addition, Transportation and Deutsche Bahn AG ("DB") signed a framework agreement for the supply of 321 new *TALENT* 2 trains, valued at approximately €1.2 billion ($1.6 billion). The new generation of electric multiple-unit trains will join Bombardier's double-deck trains and *TRAXX* locomotives as the backbone of DB's regional transport service throughout Germany. No orders in connection with this framework agreement have been received yet.

Transportation's *TRAXX* locomotives for border-crossing operations also continue to prove their success, with nine locomotives ordered by Angel Trains Cargo GmbH (Locomotives), seven by CBRail Limited, and another six by Hector Rail AB, all during the first quarter of fiscal year 2008.

Transportation's order intake was as follows for the three-month periods ended April 30:

(in billions of dollars)	2007	2006
Rolling stock	**$ 2.3**	$ 1.0
Services	**0.5**	0.5
System and signalling	**0.2**	0.2
	$ 3.0	$ 1.7

The increase is mainly due to higher order intake in regional and commuter trains (Europe), locomotives (Europe), propulsion and controls (China), and to a positive currency impact ($216 million).

Transportation's order backlog was as follows as at:

(in billions of dollars)	April 30, 2007	January 31, 2007
Rolling stock	**$ 17.9**	$ 15.9
Services	**6.3**	5.9
System and signalling	**5.8**	5.7
	$ 30.0	$ 27.5

The increase is due to the higher order intake compared to revenues recorded ($1.3 billion) and to the strengthening of the euro and the pound sterling compared to the U.S. dollar as at April 30, 2007 compared to January 31, 2007 ($1.2 billion).

METRONET

Metronet, in which the Corporation is a 20% shareholder, is responsible for maintaining and upgrading two-thirds of the London Underground network as part of a public private partnership ("PPP"). The costs of delivering Metronet's capital program, mainly the stations program, are expected to be greater than anticipated and consequently Metronet could suffer a liquidity shortfall. Some of these additional costs may be recoverable if incurred in an "Economic and Efficient" manner and in accordance with "Good Industry Practice", through an Extraordinary Review process available to Metronet under the service contract between Metronet and London Underground ("LUL") signed in April 2003. Such an Extraordinary Review process would likely take over a year. Metronet has not yet filed a request for an Extraordinary Review, and, if filed, it is not clear how much of these additional costs will be borne by Metronet and by LUL.

Metronet is working on resolving these issues, in close consultation with all of its stakeholders, including the Corporation, the four other Metronet shareholders, the main contractors, lenders and LUL. The Corporation is closely monitoring this situation, and believes that given the information currently available, no adjustment is required to the carrying value of $140 million (£70 million) of its investment in Metronet. In addition to its current investment, the Corporation is also committed to contribute an additional $24 million (£12 million).

STRATEGIC COUNTRIES

In the first quarter of fiscal year 2008, Transportation continued its efforts to develop business opportunities in the strategic emerging countries of China, India and Russia. In China, Transportation won a key contract in the field of propulsion for freight locomotives, further demonstrating the continued success of Transportation in this growth market. Also, on May 25, 2007,Transportation signed an agreement creating two joint ventures with Transmashholding of Russia for propulsion technology and manufacturing related to locomotives. In this context, RZD Russian railways and Transmashholding signed a framework agreement for the supply of 806 locomotives through 2015, for which one of the newly created joint ventures is intended to become a traction converter supplier. Transportation was also successful in the Commonwealth of Independent States ("CIS") signalling market, with an order for a mainline application in Uzbekistan.

OTHER

Through its continuing efforts to improve its manufacturing capabilities, Transportation marked two important milestones:

- Transportation proved its commitment to continuously improve its environmental performance by being the first Polish rolling stock manufacturer to register under the EU Eco Management and Audit Scheme ("EMAS"); and
- Bombardier Transportation's Trapaga site in Spain has been awarded the prestigious global International Railway Industry Standard certificate for quality ("IRIS"). IRIS complements the internationally recognized ISO 9001 quality standard with specific requirements for the railway industry.

IV LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The variation in the cash and cash equivalents position was as follows for the three-month period ended April 30, 2007:

Balance as at January 31, 2007	$	2,648
Free cash flow		(154)
Effect of exchange rate changes on cash and cash equivalents		44
Other		(57)
Balance as at April 30, 2007	**$**	**2,481**

The Corporation considers that its cash and cash equivalents will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends on preferred shares, and allow it to meet other expected financial requirements.

LETTERS OF CREDIT FACILITY

The letters of credit facility and its maturity were as follows as at:

	Amounts committed	Amounts available	Maturity (fiscal year)
April 30, 2007	**$ 5,873**[(1)]	**$ 1,539**	**2012**
January 31, 2007	$ 5,590[(1)]	$ 1,179	2012

[(1)] €4,300 million.

In addition to the outstanding letters of credit issued under the letters of credit facility, letters of credit of $243 million were outstanding under various bilateral agreements as at April 30, 2007 ($240 million as at January 31, 2007).

FINANCIAL POSITION

On February 1, 2007, the Corporation adopted the new accounting standards on financial instruments, which require that all derivative financial instruments, including certain embedded derivative instruments, be recognized at fair value on the balance sheet. Also, certain commercial aircraft loans, credit and residual value guarantees and related liabilities are measured at fair value under the new accounting standards. These new accounting standards also introduce Comprehensive income, which is comprised of net income and Other comprehensive income ("OCI"). See the Changes in accounting policies section hereafter for further details.

Assets and liabilities were as follows as at:

Assets (liabilities)	April 30, 2007	January 31, 2007	Explanation of variances
Cash and cash equivalents	$ 2,481	$ 2,648	See Liquidity section above for details.
Invested collateral	1,190	1,129	Increase mainly due to a translation adjustment[1] ($56 million).
Receivables	2,026	1,789	Increase mainly due to a higher level of receivables in Aerospace, mainly for business aircraft ($89 million), and in Transportation ($100 million) and to a translation adjustment[2] ($45 million).
Aircraft financing	1,119	1,042	Increase mainly due to higher long-term financing lease receivables ($102 million), partially offset by the adjustments and reclassifications resulting from the adoption of the new accounting standards ($20 million).
Gross inventories	7,574	7,168	Increase in gross inventories mainly due to the increase in Aerospace programs ($230 million) and long-term contracts inventory ($190 million), and to a translation adjustment[2] ($161 million), partially offset by the decrease in finished products inventory ($175 million).
Payments received and progress billings	(3,372)	(3,207)	
Inventories	4,202	3,961	
Advances and progress billings in excess of related costs	(2,959)	(2,443)	Increase in total payments received, advances and progress billings mainly reflects higher advances and progress billings in long-term contracts ($376 million) and Aerospace programs ($130 million), and a translation adjustment[2] ($175 million).
Property, plant and equipment	2,887	2,936	Decrease mainly due to the amortization ($121 million), partially offset by a translation adjustment[2] ($44 million).
Fractional ownership deferred costs	374	390	Decreases mainly due to revenues recognized being higher than additional deliveries related to the fractional ownership program.
Fractional ownership deferred revenues	(470)	(487)	
Deferred income taxes	820	813	No significant change.
Accrued benefit assets	664	461	Increase in accrued benefit assets mainly reflects a discretionary pension fund contribution to Transportation pension funds ($174 million).
Accrued benefit liabilities	(1,013)	(995)	
Derivative financial instruments – assets	250	39	These derivative financial instruments, mostly forward contracts, interest-rate swap and cross-currency interest-rate swap agreements used as part of the Corporation's hedging program, as well as embedded derivative financial instruments, are now recognized on the balance sheet as a result of the adoption of the new standards on financial instruments effective February 1, 2007. See Changes in accounting policies hereafter for further details.
Derivative financial instruments – liabilities	(243)	(13)	
Goodwill	2,379	2,286	Increase due to a translation adjustment[2] ($93 million).
Other assets	1,110	1,083	Increase mainly due to the increase in investments in companies subject to significant influence ($36 million) and prepaid expenses ($25 million), partially offset by the reclassification of deferred financing charges to the carrying amount of long-term debt ($44 million) as a result of the adoption of the new accounting standards on financial instruments.
Accounts payable and accrued liabilities	(6,823)	(6,826)	Slight decrease mainly due to the decrease in accounts payable and accrued liabilities in Transportation ($220 million), adjustments and reclassifications resulting from the adoption of the new accounting standards ($73 million), partially offset by the increase in accounts payable and accrued liabilities in Aerospace ($154 million) and a translation adjustment[2] ($144 million).
Long-term debt	(5,144)	(5,080)	Increase mainly due to a translation adjustment[2] ($157 million), partially offset by the adjustments and reclassifications resulting from the adoption of the new accounting standards ($116 million).

[1] Arising mainly from the strengthening of the euro compared to the U.S. dollar as at April 30, 2007 compared to January 31, 2007.

[2] Arising mainly from the strengthening of the euro and pound sterling compared to the U.S. dollar as at April 30, 2007 compared to January 31, 2007.

V CHANGES IN ACCOUNTING POLICIES

Financial instruments, Hedges and Comprehensive income

In April 2005, the Accounting Standards Board ("AcSB") issued three new accounting standards: Section 1530 "Comprehensive Income"; Section 3855 "Financial Instruments – Recognition and Measurement"; and Section 3865 "Hedges". Effective February 1, 2007, the Corporation adopted these new accounting standards, without restatement of prior periods.

The new accounting standards introduce Comprehensive income, which is comprised of net income and OCI. OCI includes unrealized gains and losses, net of tax, arising from the translation of the financial statements of self-sustaining foreign operations and from changes in the fair value of available-for-sale ("AFS") financial assets. OCI also includes the effective portion of changes in fair value of cash flow and net investments in self-sustaining foreign operation hedging instruments.

The adoption of these new accounting standards also resulted in changes in accounting for financial instruments and hedges. Under the new standards, financial instruments must be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments, including derivative financial instruments, must be measured at fair value. After initial recognition, the measurement of financial instruments depends on their classification.

- Financial instruments classified as held-for-trading ("HFT") and AFS are measured at fair value, except for investments in equity instruments classified as AFS that do not have a quoted market price in an active market, which are measured at cost. The HFT category includes mainly cash and cash equivalents, invested collateral, certain commercial aircraft loans, credit and residual value guarantees and related liabilities in connection with the sale of aircraft, and derivative financial instruments not designated in a hedging relationship. AFS financial assets mainly consist of investments in securities. Gains and losses arising on the reevaluation of the financial instruments are either recorded in income or OCI, depending on their classification.

- Financial instruments classified as loans and receivables ("L&R") and other than HFT liabilities are measured at amortized cost. The L&R category includes mainly trade receivables, certain commercial aircraft loans and lease receivables, business aircraft loans, restricted cash and deposits. Other than HFT liabilities mainly consist of trade payable, accrued liabilities and long-term debt.

The impact of the adoption of the new accounting standards was recognized as an adjustment to the carrying amount of the related financial assets and liabilities and recorded in Shareholders' equity as at February 1, 2007. The transition adjustment resulted in a decrease of $12 million recorded to Retained earnings and $4 million recorded to Accumulated OCI ("AOCI").

These accounting standards and the impact of these changes on the Corporation's financial statements are discussed in Note 2 – Changes in accounting policies and Note 3 – Financial instruments to the interim consolidated financial statements.

VI CONTROLS AND PROCEDURES

There were no changes to the Corporation's internal controls over financial reporting during the first quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

VII FOREIGN EXCHANGE RATES

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of its self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro, pound sterling and other Western European currencies, and from transactions denominated in foreign currencies, mainly the Canadian dollar and the pound sterling.

The period-end exchange rates used to translate assets and liabilities were as follows as at:

	April 30, 2007	January 31, 2007	Increase
Euro	**1.3659**	1.2999	5%
Canadian dollar	**0.9036**	0.8480	7%
Pound sterling	**1.9999**	1.9609	2%

The average exchange rates used to translate revenues and expenses were as follows for the three-month periods ended April 30:

	2007	2006	Increase (decrease)
Euro	**1.3274**	1.2081	10%
Canadian dollar	**0.8639**	0.8697	(1%)
Pound sterling	**1.9652**	1.7537	12%

VIII SELECTED FINANCIAL DATA

The following table provides selected financial data for the last eight quarters.

	2008	2007				2006		
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Revenues	**$ 3,967**	$ 4,387	$ 3,388	$ 3,515	$ 3,526	$ 4,035	$ 3,301	$ 3,633
Income (loss) from continuing operations, net of tax	**$ 79**	$ 112	$ 53	$ 57	$ 21	$ 85	$ (1)	$ 10
Income (loss) from discontinued operations, net of tax	**-**	-	21	1	3	1	(8)	107
Net income (loss)	**$ 79**	$ 112	$ 74	$ 58	$ 24	$ 86	$ (9)	$ 117
Earnings (loss) per share:								
Basic and diluted								
From continuing operations	**$ 0.04**	$ 0.06	$ 0.03	$ 0.03	$ 0.01	$ 0.05	$ -	$ -
Net income (loss)	**$ 0.04**	$ 0.06	$ 0.04	$ 0.03	$ 0.01	$ 0.05	$ (0.01)	$ 0.06

The following table provides authorized and issued and outstanding share data as at April 30, 2007.

	Authorized	Issued and outstanding
Class A Shares (Multiple Voting)[(1)]	1,892,000,000	316,962,157
Class B Shares (Subordinate Voting)[(2)]	1,892,000,000	1,421,731,561
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	2,597,907
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	9,402,093
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

[(1)] Ten votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
[(2)] Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions.

The following table provides share option and performance share units ("PSU") data as at April 30, 2007.

Options issued and outstanding	42,332,750
PSUs issued and outstanding	7,932,144
Class B Shares held in trust to satisfy PSU obligations	11,847,000

May 28, 2007

Additional information relating to Bombardier, including the Corporation's annual report and annual information form, can be found on SEDAR at www.sedar.com or on Bombardier's website at www.bombardier.com.

Printed on Rolland Enviro100, a paper containing 100% post-consumer fibres, certified Eco-Logo, processed chlorine free and FSC recycled. Using this paper, instead of virgin paper, saves the equivalent of 16 mature trees.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514-861-9481; fax: +1 514-861-2420; website: www.bombardier.com
Un exemplaire en français est disponible sur demande adressée auprès du Service des Affaires publiques ou sur le site Internet à l'adresse www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In millions of U.S. dollars, except number of shares)

	Notes	April 30, 2007[(1)]	January 31, 2007
Assets			
Cash and cash equivalents		**$ 2,481**	$ 2,648
Invested collateral	7	**1,190**	1,129
Receivables		**2,026**	1,789
Aircraft financing	4	**1,119**	1,042
Inventories	5	**4,202**	3,961
Property, plant and equipment		**2,887**	2,936
Fractional ownership deferred costs		**374**	390
Deferred income taxes		**820**	813
Accrued benefit assets		**664**	461
Derivative financial instruments	2, 3	**250**	39
Goodwill		**2,379**	2,286
Other assets	6	**1,110**	1,083
		$ 19,502	$ 18,577
Liabilities			
Accounts payable and accrued liabilities	8	**$ 6,823**	$ 6,826
Advances and progress billings in excess of related costs	5	**2,959**	2,443
Fractional ownership deferred revenues		**470**	487
Long-term debt		**5,144**	5,080
Accrued benefit liabilities		**1,013**	995
Derivative financial instruments	2, 3	**243**	13
		16,652	15,844
Shareholders' equity			
Preferred shares			
Issued and outstanding:			
Series 2: 2,597,907		**51**	51
Series 3: 9,402,093		**148**	148
Series 4: 9,400,000		**148**	148
Common shares			
Issued and outstanding:			
Class A: 316,962,157 (317,044,051 as at January 31, 2007)		**29**	29
Class B: 1,433,578,561 (1,433,422,917 as at January 31, 2007)		**1,413**	1,413
Purchased and held in trust under the performance share unit plan: 11,847,000 Class B		**(34)**	(34)
Contributed surplus		**39**	35
Retained earnings		**825**	765
Accumulated other comprehensive income, net of tax	10, 18	**231**	178
		2,850	2,733
		$ 19,502	$ 18,577
Commitments and contingencies	16		

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

(1) Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(In millions of U.S. dollars)

For the three-month periods ended April 30

	Notes	2007[1]	2006
Preferred shares		**$ 347**	$ 347
Common shares		**1,408**	1,428
Contributed surplus			
Balance at beginning of period		**35**	20
Stock-based compensation expense		**4**	3
		39	23
Retained earnings			
Balance at beginning of period		**765**	525
Transition adjustment - Financial instruments	2	**(12)**	-
Net income		**79**	24
Dividends on preferred shares		**(7)**	(7)
		825	542
Accumulated other comprehensive income, net of tax	10		
Balance at beginning of period	18	**178**	105
Transition adjustment - Financial instruments	2	**(4)**	-
Other comprehensive income		**57**	49
		231	154
Total Shareholders' equity		**$ 2,850**	$ 2,494

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

[1] Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In millions of U.S. dollars, except per share amounts)
For the three-month periods ended April 30

	Notes		2007[1]		2006
Revenues					
Manufacturing		$	2,759	$	2,529
Services			718		627
Other			490		383
			3,967		3,539
Cost of sales			3,370		3,050
Selling, general and administrative			250		221
Research and development			36		45
Other expense (income)	11, 18		(3)		17
Amortization			131		128
			3,784		3,461
Income from continuing operations before the following:			183		78
Financing income	12		(51)		(39)
Financing expense	12		120		88
Income from continuing operations before income taxes			114		29
Income taxes			35		8
Income from continuing operations			79		21
Income from discontinued operations, net of tax			-		3
Net income		$	79	$	24
Earnings per share:	13				
Basic and diluted					
From continuing operations		$	0.04	$	0.01
Net income		$	0.04	$	0.01

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

(1) Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(In millions of U.S. dollars)

For the three-month periods ended April 30

	Notes		2007[(1)]		2006
Net income		**$**	**79**	$	24
Other comprehensive income					
Net unrealized losses on available for sale financial assets, net of tax			**(1)**		-
Net changes in cash flow hedges:					
Net gains			**98**		-
Reclassification to income			**11**		-
Tax adjustment			**(37)**		-
			72		-
Cumulative translation adjustment:	18				
Net investments in self-sustaining foreign operations			**164**		83
Net losses on related hedging items, net of tax			**(178)**		(34)
			(14)		49
Total Other comprehensive income			**57**		49
Total Comprehensive Income		**$**	**136**	$	73

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

(1) Refer to Note 2 for impact of new accounting policies related to financial instruments, effective February 1, 2007.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In millions of U.S. dollars)
For the three-month periods ended April 30

	Notes		2007		2006
Operating activities					
Income from continuing operations		$	79	$	21
Non-cash items:					
Amortization			131		128
Deferred income taxes			12		(14)
Gain on disposals of property, plant and equipment			(2)		-
Stock-based compensation			4		3
Net change in non-cash balances related to operations	14		(358)		(568)
Cash flows from operating activities			(134)		(430)
Investing activities					
Additions to property, plant and equipment			(41)		(110)
Disposals of property, plant and equipment			21		1
Other			(42)		(11)
Cash flows from investing activities			(62)		(120)
Financing activities					
Repayments of long-term debt			(8)		(321)
Dividends paid			(7)		(7)
Cash flows from financing activities			(15)		(328)
Effect of exchange rate changes on cash and cash equivalents			44		66
Cash flows from continuing operations			(167)		(812)
Cash flows from discontinued operations			-		44
Net decrease in cash and cash equivalents			(167)		(768)
Cash and cash equivalents at beginning of period			2,648		2,922
Cash and cash equivalents at end of period		$	2,481	$	2,154

Supplemental information				
Cash paid for:				
Interest	$	65	$	73
Income taxes	$	23	$	20

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended April 30, 2007
(Unaudited)
(Tabular figures in millions of U.S. dollars, unless otherwise indicated)

Bombardier Inc. ("the Corporation") is incorporated under the laws of Canada and is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment and systems, and is a provider of related services.

1. BASIS OF PRESENTATION

The interim consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 – Changes in accounting policies. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2007.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. Historically, the aerospace segment ("Aerospace") has had higher aircraft deliveries during the fourth quarter compared to the first three quarters of the fiscal year, generating higher revenues and gross margin in this quarter.

Bombardier Inc. and its subsidiaries carry out their operations in two distinct segments, Aerospace and the transportation segment ("Transportation"), each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Most legal entities of Transportation use a December 31 fiscal year-end. As a result, the Corporation consolidates the operations of Transportation with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, the Corporation's interim consolidated financial statements are adjusted accordingly.

2. CHANGES IN ACCOUNTING POLICIES

In April 2005, the Accounting Standards Board ("AcSB") issued three new accounting standards: Section 1530 "Comprehensive Income"; Section 3855 "Financial Instruments – Recognition and Measurement"; and Section 3865 "Hedges". Effective February 1, 2007, the Corporation adopted these new accounting standards. The comparative consolidated financial statements have not been restated. The effect of adopting the new accounting standards as at February 1, 2007 are presented as Transition adjustment – Financial instruments in the consolidated statements of shareholders equity.

Comprehensive income
Section 1530 introduces Comprehensive income, which is comprised of Net income and Other comprehensive income ("OCI"). OCI comprises all changes in Shareholders' equity from transactions and other events and circumstances from non-owner sources, and includes unrealized gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, unrealized gains and losses, net of tax, arising from changes in the fair value of available-for-sale ("AFS") financial assets, as well as the portion of gains or losses, net of tax, on the hedging item that is determined to be an effective cash flow hedge or hedge of net investments in self-sustaining foreign operations.

Financial instruments – recognition and measurement

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not closely related to the host contract, must be measured at fair value. The Corporation has selected February 1, 2003 as the date for identification of embedded derivatives. Derivatives qualifying as hedges are accounted for using special hedge accounting rules (see section Hedges hereafter).

After initial recognition, the measurement of financial instruments depends on their classification: held-for-trading ("HFT"); AFS; loans and receivables ("L&R"); or other than HFT liabilities. See Note 3 – Financial Instruments for the details of their classification.

- ***Held for trading*** – Financial assets and financial liabilities required to be classified or designated as HFT are measured at fair value, with gains, losses and transaction costs recorded in income for the period in which they arise. Section 3855 allows an entity to designate any financial instrument as HFT on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the definition of HFT ("fair value option").

  Financing rate commitments, credit and residual value guarantees and related liabilities, in connection with the sale of aircraft, are measured at fair value. The fair value of financing rate commitments upon initial recognition is recognized as deferred charge in Other assets until revenue recognition of the underlying aircraft. The fair value of credit and residual value guarantees and related liabilities upon initial recognition is recognized as an adjustment of cost of sales upon revenue recognition of the underlying aircraft. Call options on long-term debt that are not closely related to the host contract are measured at fair value, with the initial value recognized as an increase of the related long-term debt and amortized to income using the effective interest method. Gains and losses arising on the re-evaluation of financial instruments classified as HFT are mostly recorded in Cost of sales or Other expense (income), except for the interest portion of the gains and losses, which is recorded in Financing income or Financing expense.

- ***Available for sale*** – Financial assets classified as AFS are measured at fair value, except for investments in equity instruments classified as AFS that do not have a quoted market price in an active market, which are measured at cost. Unrealized gains and losses, including the effect of changes in foreign exchange rates, are recognized directly in OCI, except for impairment losses, which are recognized in income. Upon derecognition of the financial asset, the cumulative gains or losses, previously recognized in Accumulated other comprehensive income ("AOCI") are reclassified to income. Transaction costs are added to the carrying amount of the financial instrument.

- ***Loans and receivables*** – Financial assets classified as L&R are measured at amortized cost using the effective interest method. Interest income, calculated using the effective interest method, is recorded in Financing income in the period. Transaction costs are added to the carrying amount of the financial asset.

- ***Other than HFT liabilities*** – Financial liabilities classified as other than HFT are measured at amortized cost using the effective interest method. Interest expense, calculated using the effective interest method, is recorded in Financing expense in the period. Transaction costs are added to the carrying amount of the financial liability.

See section Accounting rules upon transition on February 1, 2007 hereafter for the accounting rules applicable upon adoption of the new accounting standards.

Hedges

Section 3865 specifies the conditions for applying hedge accounting and how hedge accounting may be applied for each of the following permitted hedging strategies.

- ***Fair value hedges*** – The Corporation has designated certain interest-rate swap, cross-currency interest-rate swap agreements and forward foreign exchange contracts as fair value hedges. In a fair value hedge relationship, gains or losses from the measurement of derivative hedging instruments at fair value are recorded in income, while gains or losses on hedged items attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in income.

- ***Cash flow hedges*** – The Corporation has designated forward foreign exchange contracts and interest-rate swap agreements as cash flow hedges. In a cash flow hedge relationship, the portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, while the ineffective portion is recorded in income. The amounts recognized in OCI are reclassified in income when the hedged item affects income. However, when an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in OCI are reclassified in the initial carrying amount of the related asset.

- ***Hedge of a net investment in self-sustaining foreign operations*** – The Corporation has designated certain forward foreign exchange contracts, cross-currency interest-rate swap agreements, long-term debt and intercompany loans as hedges of its net investment in self-sustaining foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, while the ineffective portion is recorded in income. The amounts recognized in OCI are reclassified to income when corresponding exchange gains or losses arising from the translation of the self-sustaining foreign operations are recorded in income.

The portion of gains or losses on the hedging item that is determined to be an effective hedge is recorded as an adjustment of the cost or revenue of the related hedged item. Other gains and losses on derivative financial instruments are recorded in Other expense (income), or in Financing income or Financing expense for the interest component of the derivatives or when the derivatives were entered into for interest rate management purposes.

See section Accounting rules upon transition on February 1, 2007 hereafter for the accounting rules applicable upon adoption of the new accounting standards.

Accounting rules upon transition on February 1, 2007 ("transition date")

Financial instruments
The accounting rules to account for gains and losses arising from the remeasurement of financial instruments at the transition date are as follows:

- All derivative financial instruments, including embedded derivatives that are not closely related to the host contract, are recorded on the balance sheet at fair value. Gains and losses, net of tax, related to financial instruments classified as HFT, including derivatives not qualifying for hedge accounting under the new accounting standards and that were not previously recorded at fair value, are recognized in the opening balance of retained earnings.

- Gains and losses, net of tax, arising from the difference at transition between the carrying amount of financial assets classified as L&R and financial liabilities classified as other than HFT, using the effective interest method, and their carrying value as at January 31, 2007, are recognized in the opening balance of retained earnings.

- Gains and losses, net of tax, related to financial instruments classified as AFS, including changes in foreign exchange rates, are recognized in the opening balance of AOCI.

Hedges
The accounting rules for hedges that have not been discontinued prior to the transition date and that qualify for hedge accounting under the new accounting standards are as follows:

- ***Fair value hedges*** – Any gain or loss on the hedging item is included in the opening balance of retained earnings, net of tax, at the transition date. The carrying amount of the hedged item is adjusted by the portion of the cumulative change in the fair value of the hedged item that reflects the designated hedged risk. The adjustment is recognized in the opening balance of retained earnings, net of tax, at the transition date.

- ***Cash flow hedges*** – The component of AOCI associated with the hedged item is adjusted to the extent of the lesser of: 1) the cumulative change in the fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge and 2) the cumulative gain or loss on the hedging item from inception of the hedge, less the component of such gain or loss excluded from the assessment of hedge effectiveness. Any remaining gain or loss on the hedging item is included in the opening balance of retained earnings, net of tax, at the transition date.

Impact upon adoption on February 1, 2007

The impact on the consolidated balance sheet was as follows as at February 1, 2007:

	Reclassification	Increase (decrease)	Total
Assets			
Invested collateral	$ 5	$ -	$ 5
Receivables	(5)	-	(5)
Aircraft financing	5	(25)	(20)
Inventories	(24)	(2)	(26)
Deferred income taxes	-	18	18
Derivative financial instruments	61	116	177
Other assets	(91)	16	(75)
	$ (49)	$ 123	$ 74
Liabilities			
Accounts payable and accrued liabilities	$ (51)	$ (22)	$ (73)
Long-term debt	(44)	(72)	(116)
Derivative financial instruments	46	233	279
	(49)	139	90
Shareholders' equity			
Retained earnings	-	(12)	(12)
Accumulated other comprehensive income	-	(4)	(4)
	$ (49)	$ 123	$ 74

The detail of the Shareholders' equity adjustments was as follows as at February 1, 2007:

	Transition adjustment	
	Increase (decrease)	
	AOCI	Retained earnings
Derivative financial instruments designated as cash flow hedges, net of tax of $4 million	$ (8)	$ -
AFS financial assets, net of tax of nil[1]	4	-
HFT financial assets, net of tax of $3 million[1]	-	(6)
HFT financial liabilities, net of tax of $6 million[1]	-	13
Portion excluded from the assessment of effectiveness in hedged relationships, net of tax of $7 million	-	(15)
Others, net of tax of $10 million	-	(4)
	$ (4)	$ (12)

[1] Represents the fair value adjustment on financial instruments not previously recorded at fair value.

In addition, the cumulative translation adjustment ("CTA"), previously presented as a separate component of Shareholders' equity, was reclassified to AOCI.

3. FINANCIAL INSTRUMENTS

The classification of financial instruments under the new accounting standards effective February 1, 2007, and their carrying amounts and fair values were as follows as at:

	April 30, 2007					January 31, 2007		
				Carrying value	Fair value	Carrying value		Fair value
	HFT	AFS	L&R	Total[1]		HFT[1]	AFS[1]	
Financial assets								
Cash and cash equivalents	$ 2,481	$ -	$ -	$ 2,481	$ 2,481	$ 2,648	$ -	$ 2,648
Invested collateral	1,190[2]	-	-	1,190	1,190	1,129	-	1,134
Receivables	-	-	1,909[3]	1,909	1,909	-	-	-
Aircraft financing	239[2] [4]	-	643[5]	882	902	233	-	221
Derivative financial instruments	62[6]	-	-	62	62	-	-	-
Other assets	229[2] [7]	90[8]	248[9]	567	567	223	90	317
	$ 4,201	$ 90	$ 2,800	$ 7,091	$ 7,111	$ 4,233	$ 90	$ 4,320

(1) Represents only the carrying value of financial assets included in the corresponding balance sheet caption.
(2) The Corporation has chosen to designate these financial assets as HFT under the fair value option.
(3) Comprised of trade receivables and certain other receivables.
(4) Comprised of certain commercial aircraft loans.
(5) Comprised of certain commercial aircraft loans and lease receivables, investment in financing structures and business aircraft loans.
(6) Comprised of derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivative accounted for separately.
(7) Comprised of a prepayment under an exchange agreement and servicing fees.
(8) Represents investment in securities.
(9) Comprised of restricted cash, loans, deposits and wind-down portfolios.

	April 30, 2007				January 31, 2007	
			Carrying value	Fair value	Carrying value	Fair value
	HFT	Other than HFT	Total[1]		HFT[1]	
Financial liabilities						
Accounts payable and accrued liabilities	$ 836[2]	$ 3,721[3]	$ 4,557	$ 4,557	$ 757	$ 738
Long-term debt	-	5,144	5,144	5,356	-	-
Derivative financial instruments	60[4]	-	60	60	3	3
	$ 896	$ 8,865	$ 9,761	$ 9,973	$ 760	$ 741

(1) Represents only the carrying value of financial liabilities included in the corresponding balance sheet caption.
(2) Comprised of credit and residual value guarantees and related liabilities in connection with the sale of regional aircraft designated as HFT under the fair value option.
(3) Comprised of trade accounts payable, accrued liabilities, interest and certain payroll-related liabilities.
(4) Comprised of derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivative accounted for separately.

Financial instruments classified as HFT

For the three-month period ended April 30, 2007, the net gain on financial instruments designated as HFT amounted to $12 million, excluding the interest income portion of $13 million related to the prepayment under an exchange agreement and invested collateral. The net loss on financial instruments required to be classified as HFT amounted to $40 million, excluding the interest income portion of $19 million related to cash and cash equivalents. A loss of $43 million, included in the above net loss of $40 million, was incurred in connection with economic hedges not designated in a hedging relationship.

Fair value of financial instruments

Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation determines fair value based on internal or external valuation models, such as stochastic models, option-pricing models (modified Black Scholes model) and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows, discount rates, the creditworthiness of the borrower, the aircraft's expected future value, default probability table and generic industrial bond spreads. In determining these assumptions, the Corporation uses primarily external, readily observable market inputs, including factors such as interest rates, credit ratings, default probability tables, interest-rate spreads, currency rates, and price and rate volatilities, as applicable. Assumptions or inputs that are not based on observable market data are used when external data are unavailable.

Derivative and non-derivative financial instruments

The carrying amounts of all derivative and non-derivative financial instruments were as follows as at April 30, 2007:

	Assets	Liabilities
Derivative financial instruments designated as fair value hedges		
Interest-rate swap agreements	$ 2	$ 85
Cross-currency interest-rate swap agreements	42	-
Forward foreign exchange contracts	1	-
	45	85
Derivative financial instruments designated as cash flow hedges		
Forward foreign exchange contracts	143	69
Derivative financial instruments designated as hedges of net investment		
Cross-currency interest-rate swap agreements	-	29
Derivative financial instruments classified as held for trading		
Forward foreign exchange contracts	7	8
Interest-rate swap agreements	18	1
Cross-currency interest-rate swap agreements	-	3
Embedded derivative financial instruments:		
Call options on long-term debt	31	-
Foreign exchange	6	-
Financing rate commitments	-	48
	62	60
Total derivative financial instruments	250	243
Non-derivative financial instruments designated as hedges of net investment		
Long-term debt	-	2,337
Intercompany loans	-	1,523
Total non-derivative financial instruments	-	3,860
Total derivative and non-derivative financial instruments	$ 250	$ 4,103

4. AIRCRAFT FINANCING

Aircraft financing was as follows as at:

	April 30, 2007		January 31, 2007	
Commercial aircraft				
Interim financing[(1)]				
Loans	$	98	$	206
Lease receivables		328		254
		426		460
Long-term financing				
Loans		288		362
Lease receivables[(2)]		157		55
		445		417
Business aircraft loans[(3)]		35		36
Total loans and lease receivables		906		913
Allowance for credit losses		(16)		(111)
		890		802
Assets under operating leases		184		185
Investment in financing structures		45		55
	$	1,119	$	1,042

(1) The commercial aircraft interim financing portfolio consists of bridge financing to customers until third party permanent financing is put in place.
(2) Includes $42 million of lease receivables related to consolidated variable interest entities ("VIEs") as at April 30, 2007 ($8 million as at January 31, 2007).
(3) This portfolio is being wound down.

Allowance for credit losses – Changes in the allowance for credit losses were as follows for the three-month periods ended April 30:

	2007		2006	
Balance at beginning of period	$	111	$	84
Reclassification to long term financing – Loans[(1)]		(95)		-
Provision for credit losses		-		-
Balance at end of period	$	16	$	84

(1) As part of the fair value adjustment upon adoption of the new accounting standards on financial instruments effective February 1, 2007.

Impaired loans and lease receivables amounted to $47 million as at April 30, 2007 ($49 million as at January 31, 2007).

Assets under operating leases – Assets under operating leases were as follows as at:

	April 30, 2007				January 31, 2007			
		Cost		Net book value		Cost		Net book value
Pre-owned commercial aircraft	$	170	$	130	$	187	$	143
Pre-owned business aircraft		57		54		48		42
	$	227	$	184	$	235	$	185

5. INVENTORIES

Inventories were as follows as at:

	April 30, 2007	January 31, 2007
Long-term contracts		
Costs incurred and recorded margins	$ 3,781	$ 3,430
Less: payments received and progress billings[1]	(2,026)	(1,893)
	1,755	1,537
Aerospace programs		
Costs incurred	2,827	2,597
Less: payments received[2]	(1,346)	(1,314)
	1,481	1,283
Finished products[3]	966	1,141
	$ 4,202	$ 3,961

(1) Payments received and progress billings on account of work performed have been deducted from long-term contract inventories. Advances received and progress billings in excess of related costs, amounting to $2,300 million as at April 30, 2007 ($1,882 million as at January 31, 2007), represent a liability presented as Advances and progress billings in excess of related costs in the consolidated balance sheets.

(2) Payments received on account of work performed have been deducted from aerospace program inventories. Advances received in excess of related costs, amounting to $659 million as at April 30, 2007 ($561 million as at January 31, 2007), represent a liability presented as Advances and progress billings in excess of related costs in the consolidated balance sheets.

(3) Finished products include six new aircraft not associated with a firm order and 15 pre-owned aircraft, totalling $206 million as at April 30, 2007 (six new aircraft and 23 pre-owned aircraft, totalling $230 million as at January 31, 2007).

6. OTHER ASSETS

Other assets were as follows as at:

	April 30, 2007	January 31, 2007
Prepaid expenses	$ 194	$ 169
Investment in companies subject to significant influence[1]	174	138
Prepayment under an exchange agreement	152	150
Finite-life intangible assets, net of accumulated amortization of $132 million as at April 30, 2007 ($118 million as at January 31, 2007)	144	141
Investment in securities	90	90
Restricted cash[2]	84	81
Servicing fees	52	50
Deferred financing charges	51	105
Deposits	28	21
Wind-down portfolios[3]	17	19
Other	124	119
	$ 1,110	$ 1,083

(1) Related mostly to Transportation, including $52 million of loans ($15 million as at January 31, 2007).

(2) Includes $80 million of restricted cash related to consolidated VIEs as at April 30, 2007 ($75 million as at January 31, 2007).

(3) Comprised mainly of Bombardier Capital's industrial equipment portfolio.

7. LETTERS OF CREDIT FACILITY

The letters of credit facility and its maturity were as follows as at:

	Amount committed	Letters of credit issued	Amount committed under prior credit facilities	Amount available	Maturity (fiscal year)
April 30, 2007	**$ 5,873[(1)]**	**$ 4,334**	**$ -**	**$ 1,539**	**2012**
January 31, 2007	$ 5,590[(1)]	$ 4,121	$ 290[(2)]	$ 1,179	2012

(1) €4,300 million.
(2) Including $140 million (€108 million) of issued letters of credit.

Under the letters of credit facility, the Corporation must maintain certain financial covenants, including an invested collateral of €869 million ($1,187 million). The applicable financial covenants were met as at April 30, 2007 and January 31, 2007.

In addition to the outstanding letters of credit shown in the above table, letters of credit of $243 million were outstanding under various bilateral agreements as at April 30, 2007 ($240 million as at January 31, 2007).

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at:

	April 30, 2007	January 31, 2007
Trade accounts payable	**$ 1,926**	$ 1,904
Accrued liabilities	**1,152**	1,112
Product warranties	**977**	985
Sales incentives[(1)]	**973**	1,040
Payroll-related liabilities	**453**	400
Income and other taxes	**205**	234
Interest	**172**	109
Provision for repurchase obligations	**80**	75
Severance and other involuntary termination costs	**78**	105
Non-controlling interest	**56**	47
Other	**751**	315
	$ 6,823	$ 6,326

(1) Comprised of provision for credit and residual value guarantees and trade-in commitments, as well as other related provisions and liabilities in connection with the sale of aircraft (see Note 16 – Commitments and contingencies).

9. SHARE-BASED PLANS

Share option plans

The number of stock options granted to purchase Class B Shares (Subordinate Voting) and the related weighted-average grant date fair value were as follows for the three-month periods ended April 30:

	2007	2006
Number of stock options granted	**140,000**	-
Weighted-average grant date fair value	**$ 2.01**	$ -

The fair value of each option granted was determined using an option pricing model and the following weighted-average assumptions for the three-month periods ended April 30:

	2007	2006
Risk-free interest rate	**4.06%**	-
Expected life	**5 years**	-
Expected volatility in market price of shares	**51.47%**	-
Expected dividend yield	**nil**	-

There were 42,332,750 and 44,609,150 options issued and outstanding as at April 30, 2007 and January 31, 2007, respectively. During the three-month period ended April 30, 2007, 73,750 options were exercised (nil during the three-month period ended April 30, 2006).

Performance share unit plan
In April 2007, the Corporation granted 12,000 performance share units ("PSU") to executives and other key employees. These PSU vest on June 7, 2009, if certain financial performance targets are met. The conversion ratio for vested PSU ranges from 70% to 150%.

There were 7,932,144 and 8,040,386 PSU issued and outstanding as at April 30, 2007 and January 31, 2007, respectively.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the AOCI were as follows for the three-month period ended April 30, 2007:

	AFS financial assets	Cash flow hedges	CTA	Total
Balance as at January 31, 2007	$ -	$ -	$ 178	$ 178
Transition adjustment – Financial Instruments[1]	4	(8)	-	(4)
Change during the period	(1)	72	(14)	57
Balance as at April 30, 2007	**$ 3**	**$ 64**	**$ 164**	**$ 231**

[1] See Note 2 – Changes in accounting policies for the Transition adjustment table.

11. OTHER EXPENSE (INCOME)

Other expense (income) was as follows for the three-month periods ended April 30:

	2007	2006
Loss (income) from equity accounted investees	**$ 5**	$ (2)
Severance and other involuntary termination costs (changes in estimates)	**(5)**	(4)
Special items[1]	**-**	24
Other	**(3)**	(1)
	$ (3)	$ 17

[1] Special items relate to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Transportation.

12. FINANCING INCOME AND FINANCING EXPENSE

Financing income and financing expense were as follows for the three-month periods ended April 30:

	2007	2006
Financing income		
Loans and lease receivables – after effect of hedges	**$ (17)**	$ (22)
Cash and cash equivalents	**(18)**	(15)
Invested collateral	**(11)**	-
Other	**(5)**	(2)
	$ (51)[1]	$ (39)
Financing expense		
Interest on long-term debt – after effect of hedges	**$ 94**	$ 64
Accretion expense on certain sales incentives	**15**	16
Other	**11**	8
	$ 120[2]	$ 88

[1] Of which $18 million represents the interest income calculated using the effective interest method for financial assets classified as L&R.
[2] Of which $109 million represents the interest expense calculated using the effective interest method for financial liabilities classified as other than HFT.

13. EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for the three-month periods ended April 30:

(Number of shares and stock options in thousands)	2007	2006
Income from continuing operations	**$ 79**	$ 21
Preferred share dividends, net of tax	**(7)**	(7)
Income from continuing operations attributable to common shareholders	**72**	14
Income from discontinued operations, net of tax	**-**	3
Net income attributable to common shareholders	**$ 72**	$ 17
Weighted-average number of common shares outstanding	**1,738,640**	1,745,033
Net effect of stock options	**5,051**	-
Weighted-average diluted number of common shares outstanding	**1,743,691**	1,745,033
Basic and diluted earnings per share:		
From continuing operations	**$ 0.04**	$ 0.01
From discontinued operations	**-**	-
	$ 0.04	$ 0.01

The effect of the exercise of stock options was excluded from the calculation of diluted earnings per share in the above table except for 13,740,250 stock options for the three-month period ended April 30, 2007, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) for the respective periods.

14. NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

Net change in non-cash balances related to operations was as follows for the three-month periods ended April 30:

	2007	2006
Receivables	$ (197)	$ (56)
Aircraft financing	(59)	(105)
Inventories	(207)	(370)
Fractional ownership deferred costs	16	(5)
Derivative financial instruments, net	2	-
Accounts payable and accrued liabilities	(66)	(91)
Advances and progress billings in excess of related costs	436	22
Fractional ownership deferred revenues	(19)	8
Accrued benefit liabilities, net	(207)	27
Other	(57)	2
	$ (358)	$ (568)

15. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost were as follows for the three-month periods ended April 30:

		2007		2006
	Pension benefits	Other benefits	Pension benefits	Other benefits
Current service cost	$ 49	$ 3	$ 51	$ 3
Interest cost	84	5	74	5
Expected return on plan assets	(89)	-	(70)	-
Amortization of past service costs	-	(1)	2	-
Amortization of actuarial loss	21	4	24	4
Curtailment gains	(3)	-	-	-
	$ 62	$ 11	$ 81	$ 12

16. COMMITMENTS AND CONTINGENCIES

In relation to the sale of regional aircraft and related financing commitments, the Corporation enters into various sale support arrangements including credit and residual value guarantees and financing rate commitments. The Corporation is also subject to other off-balance sheet risks described in the following table, in addition to the commitments and contingencies described elsewhere in these interim consolidated financial statements. The maximum potential exposure does not reflect payments expected to be made by the Corporation. The table below presents the maximum potential exposure for each major group of exposure, as at:

	April 30, 2007	January 31, 2007
Aircraft sales		
Credit	$ 1,656	$ 1,407
Residual value	2,768	2,727
Mutually exclusive exposure[1]	(897)	(915)
Total credit and residual value exposure	$ 3,527	$ 3,219
Trade-in commitments	712	894
Conditional repurchase obligations	1,021	1,031
Other		
Credit and residual value	182	182
Repurchase obligations	186	182
Performance guarantees	108	129

[1] Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, these guarantees must not be added together to calculate the combined maximum exposure for the Corporation.

The Corporation's maximum exposure in connection with credit and residual value guarantees related to the sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other assets available to mitigate the Corporation's exposure under these guarantees. Provisions for anticipated losses amounting to $496 million as at April 30, 2007 have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of

the aircraft, which is based on independent third party evaluations, and the anticipated proceeds from other assets covering such exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions for anticipated losses. In addition, related liabilities, which would be extinguished in case of credit default by certain customers, amount to $269 million as at April 30, 2007.

Financing commitments – The Corporation is committed to provide financing in relation to the future sale of aircraft scheduled for delivery through fiscal year 2013. The Corporation's total financing commitment amounted to $2.0 billion as at April 30, 2007 ($1.7 billion as at January 31, 2007). The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

Metronet

Metronet, in which the Corporation is a 20% shareholder, is responsible for maintaining and upgrading two-thirds of the London Underground network as part of a public private partnership ("PPP"). The costs of delivering Metronet's capital program, mainly the stations program, are expected to be greater than anticipated and consequently Metronet could suffer a liquidity shortfall. Some of these additional costs may be recoverable if incurred in an "Economic and Efficient" manner and in accordance with "Good Industry Practice", through an Extraordinary Review process available to Metronet under the service contract between Metronet and London Underground ("LUL") signed in April 2003. Such an Extraordinary Review process would likely take over a year. Metronet has not yet filed a request for an Extraordinary Review, and, if filed, it is not clear how much of these additional costs will be borne by Metronet and by LUL.

Metronet is working on resolving these issues, in close consultation with all of its stakeholders, including the Corporation, the four other Metronet shareholders, the main contractors, lenders and LUL. The Corporation is closely monitoring this situation, and believes that given the information currently available, no adjustment is required to the carrying value of $140 million (£70 million) of its investment in Metronet. In addition to its current investment, the Corporation is also committed to contribute an additional $24 million (£12 million).

17. SEGMENT DISCLOSURE

The Corporation has two reportable segments: Aerospace and Transportation. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Aerospace	Transportation
Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop aircraft and a wide range of business jets. It also provides the *Flexjet* fractional ownership and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training.	Transportation is the global leader in the rail equipment manufacturing and servicing industry and offers a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment, as well as complete rail transportation systems and rail control solutions. Transportation is also a provider of maintenance services.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2007, except for changes in accounting policies (see Note 2 – Changes in accounting policies). Management assesses segment performance based on income before financing income, financing expense and income taxes. Corporate charges are allocated to segments mostly based on each segment's revenues. Net segmented assets exclude cash and cash equivalents, invested collateral and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding interest and income taxes payable), advances and progress billings in excess of related costs, fractional ownership deferred revenues, accrued benefit liabilities and derivative financial instruments.

The tables containing the detailed segmented data are shown hereafter.

18. RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period. The most significant changes consist of:

- the reclassification of the CTA balance previously presented as a separate component of Shareholders' equity, to AOCI; and
- the reclassification of Special items, previously presented as a separate caption in the consolidated statements of income, to a new caption Other expense (income).

Flexjet is a trademark of Bombardier Inc. or its subsidiaries.

SEGMENTED INFORMATION

INDUSTRY SEGMENTS	Bombardier Inc. consolidated		Aerospace		Transportation	
For the three-month periods ended April 30	**2007**	2006	**2007**	2006	**2007**	2006
Revenues						
Manufacturing	**$ 2,759**	$ 2,529	**$ 1,731**	$ 1,512	**$ 1,028**	$ 1,017
Services	**718**	627	**344**	302	**374**	325
Other	**490**	383	**185**	139	**305**	244
	3,967	3,539	**2,260**	1,953	**1,707**	1,586
Cost of sales	**3,370**	3,050	**1,916**	1,675	**1,454**	1,375
Selling, general and administrative	**250**	221	**128**	110	**122**	111
Research and development	**36**	45	**10**	25	**26**	20
Other expense (income)	**(3)**	17	**(10)**	(15)	**7**	32
Amortization	**131**	128	**104**	103	**27**	25
	3,784	3,461	**2,148**	1,898	**1,636**	1,563
Income from continuing operations before financing income and expense, and income taxes	**$ 183**	$ 78	**$ 112**	$ 55	**$ 71**	$ 23
As at	**April 30, 2007**	January 31, 2007	**April 30, 2007**	January 31, 2007	**April 30, 2007**	January 31, 2007
Net segmented assets	**$ 3,788**	$ 3,447	**$ 2,994**	$ 2,845	**$ 794**	$ 602
Liabilities allocated to segments:						
Accounts payable and accrued liabilities (1)	**6,538**	6,602				
Advances and progress billings in excess of related costs	**2,959**	2,443				
Fractional ownership deferred revenues	**470**	487				
Accrued benefit liabilities	**1,013**	995				
Derivative financial instruments	**243**	13				
Assets not allocated to segments:						
Cash and cash equivalents	**2,481**	2,648				
Invested collateral	**1,190**	1,129				
Deferred income taxes	**820**	813				
Total consolidated assets	**$ 19,502**	$ 18,577				

(1) Excluding interest and income taxes payable amounting to $172 million and $113 million respectively as at April 30, 2007 ($109 million and $115 million as at January 31, 2007) which were not allocated to segments.

Additions to property, plant and equipment	**$ 41**	$ 110	**$ 34**	$ 102	**$ 7**	$ 8

END